OBO MIRAE ASSET DISCOVERY FUNDS 1212 Avenue of the Americas, 10th Floor, New York, NY 10036 February 13, 2023 Dear Valued Shareholder, Thank you for being an investor in Mirae Asset Discovery Funds. A special meeting of shareholders of your Fund(s) is scheduled to be held on March 1, 2023. We need your proxy vote as soon as possible to allow us to proceed with important business of the Funds. The Funds currently operates as open-end mutual funds. If the Agreement and Plan of Reorganization for your Fund is approved by shareholders, the Fund will be converted into an exchange-traded fund through the reorganization of the Fund into the corresponding acquiring fund. Details of the special meeting are described in the proxy statement that has been sent to all shareholders. For more information, please refer to the proxy statement, which can be found at proxyonline.com/mirae/docs/2023mtg.pdf The Mirae Asset Board of Trustees recommends that shareholders vote FOR the meeting agenda. Please help us by casting your proxy vote today. If you have any proxy related questions, please call 1-800-330-4627 (or 201-806-7301 for international callers). Representatives are available Monday through Friday 9 a.m. to 10 p.m. Eastern Time. We very much appreciate your attention to this matter. Please help us by casting your vote today! Sincerely, Joon Hyuk Heo, CFA President Mirae Asset Discovery Funds How do I vote? There are three convenient methods for casting your important proxy vote: 1. Vote by touch-tone phone: You may cast your vote by telephone using an automated system by calling the toll-free number found on the enclosed proxy card(s). 2. Vote online: You may cast your vote by visiting the web address located on the enclosed proxy card(s) and following the instructions on the website. 3. Vote by mail: You may cast your vote by signing, dating, and mailing the enclosed proxy card(s) in the postage-prepaid return envelope provided. We would be very grateful if you would use any one of the three voting methods listed above to ensure that your vote is recorded by or before March 1st. Filed By: Global X Funds Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Mirae Asset Discovery Funds Investment Company Act File No. of Subject Company: 811-22406